FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of March 2003


                             KOREA THRUNET CO., LTD.
                            (Name of the Registrant)

                             1337-20, Seocho-2 dong
                                Seocho-ku, Seoul
                                  Korea 137-751
                    (Address of Principal Executive Offices)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                              Form 20-F X Form 40-F
                                       ---         ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                    Yes     No X
                                       ---    ---
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          Korea Thrunet Co., Ltd. (the "Company") is furnishing under cover of
Form 6-K, a fair and accurate English language translation of:

     Exhibit 99.1: a notice of the issuance by the Bankruptcy Division of the
                   Seoul District Court of an order for the commencement of reorganization proceedings of the Company, with brief details of the schedule of events, filed with the Financial Supervisory Commission of Korea on March 27, 2003.

                                   SIGNATURES


          Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    Korea Thrunet Co., Ltd.



Date: March 31, 2003                By:  /s/  Joseph Yoon
                                         -------------------------------
                                         Name:  Joseph Yoon, Ph.D
                                         Title: Executive Vice President

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                                  EXHIBIT INDEX


Exhibit           Description
-------           -----------

99.1: a notice of the issuance by the Bankruptcy Division of the Seoul District Court of an order for the commencement of reorganization proceedings of the Company, with brief details of the schedule of events, filed with the Financial Supervisory Commission of Korea on March 27, 2003.